Exhibit 99.2

Fuwei Films Announces Resignation of Chief Financial Officer

BEIJING, March 6, 2008 - Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL) (“Fuwei” or “the Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that Ms. Cindy Lu has submitted her resignation as Chief Financial Officer and a director effective March 31st, 2008. The Board of Directors of Fuwei Films accepted her resignation on February 29th, 2008.

Fuwei has initiated a search for Ms. Lu’s replacement and expects to announce a new chief financial officer soon.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

For more information, please contact:

In China:

Christina He

Investor Relations Manager

Phone: +86-10-8518-5620

Email: fuweiIR@fuweifilms.com

In the U.S.:

Leslie Wolf-Creutzfeldt

Investor Relations

The Global Consulting Group

Tel: +1-646-284-9472

Email: lwolf-creutzfeldt@hfgcg.com